Exhibit (g)(3)

Advisory Fee Waiver Agreement

This Advisory Fee Waiver Agreement, effective as of the 1st day of December 2025 (the “Agreement”), by and among TCG Strategic Income Fund, a Delaware statutory trust (the “Fund”) and TCG Strategic Income Advisor LLC, a Delaware limited liability company (the “Adviser”).

Whereas, the Fund’s Board of Trustees has appointed the Adviser to serve as the investment adviser of the Fund pursuant to an investment advisory agreement between the Fund and the Adviser, dated December 1, 2025 (the “Investment Advisory Agreement”); and

Whereas, pursuant to the terms of the Investment Advisory Agreement, the Fund is obligated to pay the Adviser an advisory fee equal to an annual rate of 1.75% of the Fund’s average daily net assets (the “Advisory Fee”); and

Whereas, the Fund and the Adviser desire to enter into the arrangements described herein relating to the Adviser’s contractual waiver of a portion of the Advisory Fee;

Now, Therefore, the Fund and the Adviser hereby agree as follows:

1.	The Adviser hereby agrees that the Advisory Fees shall be waived from their contractual level of 1.75 % to 0.95% of the Fund’s average daily net assets payable monthly at an annualized rate for the Effective Period (as defined below).

2.	The Fee Waiver shall become effective upon the Fund’s commencement of operations and shall continue for an initial term ending on January 31, 2027 (the “Effective Period”). Thereafter, this Agreement will automatically renew for successive annual terms, unless terminated as provided in Section 5 of this Agreement.

3.	The Fee Waiver described in Section 1 above is irrevocable and not subject to any recoupment by the Adviser.

4.	The Adviser acknowledges that the Fund will rely on this Agreement (i) in preparing and filing amendments to the registration statement for the Fund on Form N-2 with the U.S. Securities and Exchange Commission, (ii) in accruing the Fund’s expenses for purposes of calculating its net asset value per share and (iii) for certain other purposes and expressly permits the Fund to do so.

5.	This Agreement may be amended or terminated (i) at any time by the Board of Trustees upon 60 days’ prior written notice to the Adviser, or (ii) by the Adviser at the annual expiration date of the agreement upon 60 days’ prior written notice to the Fund, in each case without payment of any penalty. This Agreement will automatically terminate, with respect to the Fund, if the Investment Advisory Agreement for the Fund is terminated.

6.	This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 will control.

7.	Nothing in this Agreement shall be construed as preventing the Adviser from contractually or voluntarily limiting, waiving or reimbursing other expenses payable by the Fund (as set forth in the Advisory Agreement and the administrative services agreement between the Fund and the Adviser, dated December 1, 2025 (the “Administrative Services Agreement”)) outside the contours of this Agreement; nor shall anything herein be construed as requiring that the Adviser limit, waive or reimburse any of the Fund’s expenses (as set forth in the Advisory Agreement and the Administrative Services Agreement), except as expressly set forth herein.

[Signatures follow on next page]

In Witness Whereof, the parties to this Agreement have executed this Agreement as of the date first above written.

TCG STRATEGIC INCOME FUND a Delaware statutory Trust

By:	/s/ Peter McNitt
Name:	Peter McNitt
Title:	Principal Executive Officer

TCG STRATEGIC INCOME ADVISOR LLC a Delaware limited liability company

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Manager

[Signature Page to Fee Waiver Agreement]